

October 20, 2022

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

       Re: VV Markets LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 8
          Filed October 7, 2022
          File No. 024-11306

Dear Nick King:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 8 to Offering Statement on Form 1-A Filed October 7, 2022

General

1.   We note that the series manager may receive a true-up fee from the proceeds received in an offering in lieu of a sourcing fee. Please describe, in detail, the difference between the true-up fee and sourcing fee, including how each of the fees are calculated on a per offering basis. In this light, we note that the sourcing fee compensates the series manager for sourcing each underlying asset whereas the true-up fee generally includes compensation and reimbursement to the series manager for general operating costs, offering costs, sourcing and purchasing fees and costs, import taxes and interest and commitments to purchase the associated assets. It appears that in certain instances, the true-up fee may be substantially higher than the sourcing fee, for example up to 73.33% of the asset cost (or 42.31% of the aggregate offering amount) in the VV-BOW50 series offering. To the extent possible, please provide an itemized breakdown of the actual or anticipated sourcing fee or true-up fee, as applicable, in the Use of Proceeds

section for each series offering. Please revise the Compensation of Manager section to contemplate any compensation to be paid to the series manager via the true-up fee and any compensation previously paid via the sourcing-fee and/or interests issued to the series manager. In this light, we note that the Compensation of Manager section states that "[t]o date, the Manager has not received any compensation or reimbursement of expenses since inception." Please advise. Additionally, we note your disclosure that the sourcing fee will be between 0% to 15% of the gross offering proceeds of each offering. However, the sourcing fee in certain of your offerings exceed 15%. For example, the VV-MVRW series offering sourcing fee is set at 15.40% and various of your Use of Proceeds tables include footnotes that the sourcing fee could be as high as 25% of the gross offering proceeds. Please advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson